Exhibit 5.1 and 23.1

New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

September 12, 2011

H.J. Heinz Company
1 PPG Place, Suite 3100
Pittsburgh, Pennsylvania 15222

Ladies and Gentlemen:

H.J. Heinz Company, a Pennsylvania corporation (the “Company”), has filed with the Securities and Exchange Commission a Registration Statement on Form S-3 (File No. 333-176707) (the “Registration Statement”) registering under the Securities Act of 1933, as amended (the “Securities Act”), $300,000,000 aggregate principal amount of its 2.000% notes due 2016 and $400,000,000 aggregate principal amount of its 3.125% notes due 2021 (together, the “Notes”).  The Notes are to be issued pursuant to the provisions of an indenture dated as of July 15, 2008 (the “Indenture”) between the Company and Union Bank, N.A. (formerly known as Union Bank of California, N.A.), as Trustee (the “Trustee”).

We, as your counsel, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

Based upon the foregoing, we are of the opinion that when the Notes have been duly authenticated and delivered in accordance with the Indenture against payment therefor, the Notes will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability, and will be entitled to the benefits of the Indenture pursuant to which such Notes are to be issued, provided that we express no opinion as to the enforceability of any waiver of rights under any usury or stay law.

In rendering the opinion above, we have assumed that each party to the Indenture and the Notes (collectively, the “Documents”) has been duly incorporated and is validly existing and in good standing under the laws of the jurisdiction of its organization. In addition, we have assumed that the execution, delivery and performance by each party thereto of each Document to which it is a party, (1) are within its corporate powers, (2) do not contravene, or constitute a default under, the

H.J. Heinz Company	2	September 12, 2011

certificate of incorporation or bylaws or other constitutive documents of such party, (3) require no action by or in respect of, or filing with, any governmental body, agency or official and (4) do not contravene, or constitute a default under, any provision of applicable law or regulation or any judgment, injunction, order or decree or any agreement or other instrument binding upon such party, and that each Document has been duly authorized, executed and delivered by each party thereto and that the Indenture is a valid, binding and enforceable agreement of the Trustee.

We are members of the Bar of the State of New York and the foregoing opinion is limited to the laws of the State of New York.

We hereby consent to the incorporation by reference of this opinion into the Registration Statement referred to above and further consent to the reference to our name under the caption “Validity of the Notes” in the Prospectus Supplement dated September 7, 2011 relating to the Notes, which is a part of the Registration Statement.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.
This opinion is rendered solely to you in connection with the above matter.  This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Very truly yours,

/s/ Davis Polk & Wardwell LLP